Exhibit 99.1

Investor News	Oliver Maier
Head of Investor Relations

Fresenius Medical Care
Else-Kröner-Straße 1
61352 Bad Homburg
Germany
T +49 6172 609-2601
F +49 6172 609-2301
oliver.maier@fmc-ag.com
www.fmc-ag.com
04 April 2014

Fresenius Medical Care Sets New Long-Term Revenue Target

Company Outlines Vision for 2020 at Capital Markets Day 2014

Bad Homburg, Germany — Fresenius Medical Care AG & Co. KGaA (the “company” or “Fresenius Medical Care”; Frankfurt Stock Exchange: FME / New York Stock Exchange: FMS), the world’s largest provider of dialysis products and services, hosted a Capital Markets Day (CMD) on April 3 in New York.

The event was aimed at giving analysts and investors further insight into Fresenius Medical Care’s vision for 2020 and the growth and efficiency strategies the company is pursuing. The CMD included presentations by chief executive officer Rice Powell and other members of the senior management team on global strategy, regional business strategies, R&D, manufacturing, medical therapy and financials.

Long-term financial target

Fresenius Medical Care also announced its long-term financial target for 2020. Based on revenue of $14.6 billion in fiscal year 2013, the company has set its ambitious revenue guidance for 2020 at $28 billion. This represents a cumulative average growth rate of around 10% per annum (CAGR) and a near doubling of revenue compared to 2013.

Global Efficiency Program

Participants at the CMD received an update on the company’s Global Efficiency Program. The program’s objectives are to identify efficiency potential, enhance the overall competitiveness of Fresenius Medical Care, and free up resources for reinvestment. The company has several projects in place that will achieve sustained efficiency gains over multiple years and should lead to cost savings of $300 million per annum by 2017.

Continued strong growth in dialysis products and services

Fresenius Medical Care’s world-leading position in the dialysis industry has been built on its vision and capabilities in developing innovations that shape the future of treatment for patients. Fresenius Medical Care will continue to develop innovative products focused on quality outcomes for the patient while expanding the company’s dialysis products and services around the world.

Extending care coordination for patients

In addition to strong growth in the underlying business of dialysis products and services, Fresenius Medical Care sees significant potential in a business area it began developing some years ago and now calls Care Coordination. Care Coordination is an extension of the company’s renal care for its patients and currently includes e.g. vascular care, laboratory and pharmacy businesses. Fresenius Medical Care plans to build this business segment and expects revenue from Care Coordination to grow from 3% of total revenue in 2013 to about 18% in 2020.

Rice Powell, chief executive officer of Fresenius Medical Care, commented at the CMD: “The number of dialysis patients is expected to double in the next seven years. We will continue to execute on our plan for growth and efficiency across the business. Our vertically integrated business enables us to provide the most effective and efficient care for these patients and is the platform to expand our care coordination capabilities. We recognize that moving beyond our core dialysis product and services business brings areas with different risk and margin profiles, and we are convinced this is reflected in our vision and guidance for 2020. With the acceleration in our revenue growth going forward we should be able to generate earnings after tax growth in the high single digits.”

PDF versions of presentations and other information material given at the Capital Markets Day can be found on our website: http://www.fmc-ag.com/5119.htm

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 2.5 million individuals worldwide. Through its network of 3,250 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatments for 270,122 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

For more information about Fresenius Medical Care, visit the company’s website at www.fmc-ag.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.